Exhibit 12

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Under IFRS

	Year ended March 31,
	2015	2014	2013	2012	2011

Earnings
Income before taxes	2,867	2,522	2,580	2,414	1,593
Add: Dividends received from associates and joint ventures	—	(1)	(2)	(4)	7
Less: Minority interest	—	(2)	(3)	(1)	(2)
Less: (Income)/loss from associates and joint ventures	1	3	(4)	(10)	(21)
Add: Fixed charges	715	733	809	827	1,012

	3,583	3,255	3,380	3,226	2,589

Fixed charges
Interest Payable	878	838	785	790	3,203
Less: Interest on pension liabilities	(292)	(235)	(117)	(98)	(2,323)
Add: One third of rental expense	129	130	141	135	132

	715	733	809	827	1,012

Ratio	5.0	4.4	4.2	3.9	2.6